Exhibit 99.2

E-COMMERCE CHINA DANGDANG INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: DANG)

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NOTICE OF ANNUAL GENERAL MEETING

to be held on November 17, 2014

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of E-Commerce China Dangdang Inc. (the “Company”) will be held at 21/F, Jing An Center, No. 8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China on November 17, 2014 at 2:00 p.m. (Beijing time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on October 31, 2014 (Eastern Daylight Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s common shares, par value US$0.0001 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.dangdang.com, or by writing to Sophia Zhou, Investor Relations Director, E-Commerce China Dangdang Inc., 21/F, Jing An Center, No.8 North Third Ring Road East, Chaoyang District, Beijing 100028, People’s Republic of China, or by sending an email to ir@dangdang.com .

By Order of the Board of Directors,
E-COMMERCE CHINA DANGDANG INC.

/s/ Peggy Yu Yu
Peggy Yu Yu
Executive Chairwoman

Beijing, China

October 31, 2014